MANGOCEUTICALS, INC.

15110 N. Dallas Parkway, Suite 600

Dallas, Texas 75248

September 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1 Filed August 16, 2024
File No. 333-281617

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mangoceuticals, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Thursday, September 5, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Jacob D. Cohen
Jacob D. Cohen
Chairman and Chief Executive Officer

cc:	Lucosky Brookman LLP